                        THIS REPORT HAS BEEN FILED WITH
                     THE SECURITIES AND EXCHANGE COMMISSION
                                   VIA EDGAR
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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
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                                     FORM 4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


/ / CHECK THIS BOX IF NO LONGER
    SUBJECT TO SECTION 16. FORM 4 OR
    FORM 5 OBLIGATIONS MAY CONTINUE.
    SEE INSTRUCTION 1(b).




    FILED PURSUANT TO SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934,
       SECTION 17(a) OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 OR
              SECTION 20(f) OF THE INVESTMENT COMPANY ACT OF 1940

                       Commission File Number  000-24747

            C Y G N E T   F I N A N C I A L   C O R P O R A T I O N
             (Exact name of registrant as specified in its charter)

                   Delaware                             86-0917503
        (State or other jurisdiction of              (I.R.S. employer
         incorporation or organization)             identification no.)

                            2525 E. Camelback Road,
                                   Suite 1150
                            Phoenix, Arizona  85016

              (Address of principal executive offices) (Zip Code)
       Registrant's telephone number, including area code: (602) 522-3100

                              Frank P. Willey
                              2525 E. Camelback Rd., Suite 1150
                              Phoenix, Arizona 85016


  2. Issuer Name and Ticker or Trading Symbol CYGNET Financial Corporation/CGNTR

  3. IRS or Social Security Number of Reporting Person (Voluntary)

  4. Statement for Month/Year 9/98

  5. If Amendment, Date of Original (Month/Year)

  6. Relationship of Reporting Persons to Issuer (Check all applicable)
   X  Director         10% Owner
  ----              ---
      Officer (give    Other (Specify
  ---- title below)  --- below)

  7. Individual or Joint/Group Filing (Check applicable Line)
        X
     ------Form Filed by One Reporting
           Person
     ------Form filed by More than One
           Reporting Person


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                                        TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
-----------------------------------------------------------------------------------------------------------------------------------
   1. Title of Security          2.Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-    7. Nature
      (Instr. 3)                   action      tion         or Disposed of (D)           curities Benefi-    ship         of In-
                                    Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:        direct
                                               (Instr. 8)                                 End of Month        Direct       Benefi-
                                   (Month/                                                (Instr. 3 and 4)    (D) or       cial
                                    Day/  ---------------------------------------                             Indirect     Owner-
                                    Year)  Code    V      Amount   (A) or    Price                            (I)          ship
                                                                   (D)                                        (Instr. 4)   (Instr.
                                                                                                                           4)
-----------------------------------------------------------------------------------------------------------------------------------
None







Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v)                                       Page 2 of 4
                                                                                                                           SEC 1474
                                                                                                                              (7/96)



FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
------------------------------------------------------------------------------------------------------------------------------------
    Rights+                   $7.00          +                                 9/1/98-9/21/98   Common   5,675
                                                                               9/21/98            Stock
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)
   Rights+                        5,675                      D

Explanation of Responses:

+ On or about 9/25/98 the Cygnet Rights offering and related Cygnet common stock issuance was terminated by the Cygnet Board of Directors. The Rights total reported in this Form 4 are approximately 5,675 Rights which the Reporting
  Person acquired, in part, as a result of being a shareholder of Ugly
  Duckling Corporation ("UDC") via a 1 for 4 (1 Right of Cygnet for every 4 shares of common stock of UDC) grant of Rights. These Rights were part of a pro rata grant to all holders of common stock of UDC. (see Rule 16a-9) On or about 9/17/98 the Reporting Person exercised his Rights and subscribed for 5,675 shares of Cygnet common stock. However, as a result of the termination of the Rights Offering and related Cygnet common stock issuance, the Reporting
  Person's subscription was cancelled and no Cygnet common stock was issued.

@ The attached power-of-attorney is included as a part of this filing.

Frank P. Willey

/s/ Judith A. Boyle             10/7/98
------------------------------- -------
**Signature of Reporting Person   Date
  By: Judith A. Boyle
      Attorney-in-Fact @


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
  If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.



                           Page 3 of 3
                        SEC 1474 (7/96)

                               POWER OF ATTORNEY
                                  (F. Willey)


    I hereby appoint Steven P. Johnson, Judith A. Boyle and Steven D. Pidgeon, and each of them, attorney-in-fact for me, each with full power of substitution, to prepare, execute and deliver on my behalf reports required to be filed by me pursuant to Section 16 of the Securities Exchange Act of 1934, as amended ("Section 16"), and Rule 144 and Rule 145 under the Securities Act of 1933 (singly or collectively ("Rule 144")). Among other things, each attorney-in-fact is authorized to file original reports (either electronically or otherwise), signed by me or on my behalf, on Forms 3, 4 and 5, and Form 144 with the Securities and Exchange Commission, and to provide any necessary copies of such signed forms to The NASDAQ Stock Market and Cygnet Financial Corporation as required by the rules under Section 16 and Rule 144 as in effect from time to time.

    This power of attorney is effective from the date hereof until September 1, 1999, unless earlier revoked or terminated.


                                        /s/ Frank P. Willey
                                        ---------------------------------------
                                        Frank P. Willey


Dated: August 3, 1998
      --------